UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           AMENDED FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF
               SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     Prime Equipment, Inc.
          (Name of Small Business Issuer in its charter)


Nevada                                              88-0412653
(State or other jurisdiction of         (I.R.S. employer
incorporation or organization)          identification
                                            number)


Vegas Commerce Center 1350 E. Flamingo Rd.
Suite 688 Las Vegas, NV                               89119
(Address of principal executive offices)            (Zip Code)

Issuer's Telephone Number:      (702) 595-4951

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share


                        TABLE OF CONTENTS

                                                                   Page No.

Part I
     Item 1.  Description of Business                             3
     Item 2.  Management's Discussion and Analysis    5
     Item 3.  Description of Property                             8
     Item 4.  Security Ownership of Certain
              Beneficial Owners and Management            8
     Item 5.  Directors, Executive Officers,
              Promoters and Control Persons                     8
     Item 6.  Executive Compensation                           9
     Item 7.  Certain Relationships and Related
              Transactions                                                   9
     Item 8.  Description of Securities                           9

Part II
     Item 1.  Market for Common Equity and Related
              Stockholder Matters                                   10
     Item 2.  Legal Proceedings                                  10
     Item 3.  Changes In and Disagreements with
              Accountants                                                11
     Item 4.  Recent Sales of Unregistered
              Securities                                                    11
     Item 5.  Indemnification of Directors and
              Officers                                                       11

Part F/S                                                                     12

Part III
     Item 1.  Index to Exhibits                                    13
     Item 2.  Description of Exhibits                          13

Signatures                                                                 13

                              PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General
- -------

Prime Equipment, Inc. (the "Company") is a Nevada company formed under the laws of the State of Nevada on December 18, 1998, originally to engage in the construction equipment and telecommunication equipment rental & sales business. Since its inception, the company has been establishing itself in the industry. The Company has sold equity shares to raise capital, planned and arranged for management, and has commenced corporate strategic planning regarding potential viable operations. The Company currently operates out of 2505 Chandler Avenue, Suite 1, Las Vegas, Nevada 89120.

     The Company is a development stage company, which does not currently have supply contracts and, therefore, does not have revenues from operations for the last two fiscal years.

Business of Issuer
- ------------------

The Company is now engaged in the import and distribution of telecommunications equipment. It has signed a contract with DATICO S.P.A. (www.datico.it) of Italy for the exclusive right to import and distribute their manufactured telecommunications equipment to Internet Service Providers and end users in the North America.

The first product is a high-speed modem for DSL Internet connection, which allows the subscriber to surf at a speed of 1.5Mb to 4Mb. The Company is also looking at equipment for wirelesses internet, which would fill a market need in remote areas were DSL is not available.

With the implementation of broadband (fiber-optics) more and more services will be available on the internet. Looking to the future of the company, it is clear that the market will be the telecommunications equipment, to be utilized by end-users, carriers, ISP, TV and cable companies. High-speed ADSL modems will be in greater demand, as the speed will be crucial in determining future use. The Company will benefit from our association with Datico Spa whom, as a distributor for NOKIA products, as well as, manufacturing their own modems, can also use the latest technology from NOKIA to be implemented into their equipment.

The focus will be to use Datico's know-how to install private network into office building, hotels, banks etc., an integrated installed private network to provide broad-band connection to all tenants, with substantial saving over having to supply them individually (Appendix II).

Another product the Company is considering is Voice Over IP Telephone Sets that will change the way phones are used in the near future. Contact have be made with Circa Telecom (www.circa.ca) for distribution in Italy of Circa's telephone sets through Datico. Prime in this case will be the exporter.

Management continues to search for new equipment to be added to its current product list, which we believe will increase yearly.

The Company's products will be marketed over the Internet, through its web site www.primeequipmentinc.com. Management of the Company believes that there is a high demand for these type of products due to rapid increase demand for high speed internet service and specifically DSL connection.

The Company leases suitable office space in Las Vegas, Nevada to sell the products over the Internet.

MARKETING

The Company intends to rely on trade shows to implement the Company's marketing objectives. The company also intends to utilize traditional distribution channels in each State, direct e-mail and Internet Service Providers to expand its contacts and client base.

The Company does not anticipate being dependent on one or a few major customers. The Company intends to supply DSL and telecom equipment through the use of a web site. Also, management of the Company expects that the posting of the web page on various search engines on the Internet will attract end user customers. However, there is no guarantee that the Company's web site will promote the growth of the Company. As of the date of this submission, the Company's President, Giovanni Iachelli, works full time for the Company, with the support of the secretary, Piero Dante Guglielmi and director Alex Martyiank

Other than development of its website, the Company has no intellectual property rights.

     The Company has no intellectual property rights.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements
- --------------------------

     This Registration Statement on Form 10-SB contains forward-looking statements. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to: those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations, including, but not restricted to Nevada and eventually other jurisdictions; competitive and other factors affecting the Company's operations, markets, products and services; those risks associated with the ability to obtain medical supply contracts and the funding of the Company and other costs associated with the Company's marketing strategies; those risks associated with the Company's ability to successfully negotiate with certain business owners; those risks relating to estimated contract costs, estimated losses on uncompleted contracts and estimates regarding the percentage of completion of contracts, risks relating to the ability of Company to raise the funds necessary to operate and develop business, and risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to changes in domestic and foreign laws, regulations and taxes; risks related to changes in business strategy or development plans; risks related to any possible future lawsuits against the Company and the associated costs, and risks associated with future profitability. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements.
In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration statement on Form 10-SB will, in fact, occur.
The Company's actual results may differ materially as a result of certain factors, including those set forth in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Company.

     The following is a discussion of the financial condition and results of operations of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the accompanying audited Financial Statements of the Company including the Notes thereto which are included elsewhere in this Form 10-SB and the notice regarding forward-looking statements.

PLAN OF OPERATION

     The Company plans to engage in the sale of telecommunications equipment. Additional funding through private placement will be necessary to enable the Company to lease a suitable office warehouse facility in Las Vegas and to enable the Company to complete its Web Page and to secure contracts with suppliers and users.

     The Company intends to raise adequate funds from interested local parties to provide adequate working capital of up to $2,250,000 for the next 12 months. This will be used to develop
Internet business, pay professionals and for advertising in the Yellow Pages and media and purchase the telecommunications equipment. No product research or development is considered necessary; no plant is required, but the Company expects to add employees over the next
12 months as additional orders increase.

Revenue
- -------

     The Company has not received revenues from operations during the two-year period preceding the filing of this form. The
Company has not yet achieved any revenue from operations to date.
Since the Company is still in the development stage, its expenses were nominal.

Liquidity
- ---------

     The Company will have to raise additional capital in the next twelve months. As of December 31, 1998, the Company had nominal working capital and results. In order to satisfy the liquidity needs of the Company for the following twelve months, the Company will be primarily dependent upon loans from management, proceeds from the sale of the Company's common and/or preferred stock through one or more private placements and vfuture cash flow from operations. Since the Company is in its development stage and has not entered into any contracts, attracted clientele or otherwise engaged in any activity that would generate revenue at this time, the Company does not currently have the revenue necessary to fund future operations of the Company. If the Company is unable to obtain adequate funds from loans, the sale of its stock in public offerings, private placements, or alternative financing arrangements, it may be necessary to postpone the planned business of the Company or the Company's ability to obtain Letters of Credit. The Company, under such circumstances, would resort to using cash flow for internal growth.

     The Company has issued shares of its Common Stock from time to time in the past to satisfy certain obligations and expects in the future to also acquire certain services, satisfy indebtedness and/or make acquisitions utilizing authorized shares of the capital stock of the Company. If operations and cash flow can be improved through these efforts, management believes that the Company's liquidity problems will be resolved and that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations.

     The plan of the Company is to raise more financing through loans and the sale of the Company's common and preferred stock to enable the Company to purchase equipment, hire employees and execute additional contracts with equipment manufacturers. An overall budget of $2,250,000 for the first year should achieve the Company's goals.

Potential Uncertainties
- -----------------------

     As the Company expects eventually to obtain equipment from overseas manufacturers and such expenditures are generated in foreign currencies, fluctuations in the value of currencies relative to the United States dollar could adversely affect the Company's profitability. Royalty payments, if any, paid by the Company relating to foreign licensing arrangements would be converted to U.S. dollars based on the exchange rate at the time of payment.

Year 2000 Compliance
- --------------------

     BACKGROUND. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather then 2000.

     ASSESSMENT. All of the Company's equipment (small office electronics, computers, printers and copiers), as well as equipment it intends to sell are 100% Y2K compliant and fully functional at this time. Therefore, management does not anticipate any negative impact of the continuation of the Year 2000.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company's principal executive and administrative offices are located in Nevada at of 2505 Chandler Avenue, Suite 1, Las Vegas,
Nevada 89120., in which it shares leased premises under a month-to-month agreement with an executive office center. The Company intends to stay at this premise until it gets economically viable or until the Company has made other plans or found suitable space. The Company rents on a per month basis, a shared office for economic reasons until the Company has adequate financing to develop its business. The Company considers its executive and administrative offices to be adequate and suitable for its current needs. The Company does not own or lease any other real estate.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

     As of November 1, 2000, Giovanni Iachelli owned 25,000 shares of common stock, which was received as compensation for services performed to date.
No other officer or member of the Board of Directors owns any securities or the right to acquire any securities of the Company. Further, as of November 1, 2000, management of the Company is not aware of any person or group who owns 5% or more of the securities of the Company. However, it is anticipated that from time to time the Company will issue shares of stock to management or directors for se4rvices rendered, although there are no specific agreements at this time.

CHANGES IN CONTROL

     The Company has no arrangements which might result in a change in control of the Company. Company's management are expected to remain in their respective positions indefinately. There are no agreements or understandings, verbal or written, in which any of the Company's management has or will agree to resign at the request of another person, nor are any of the officers or directors acting at the direction of another person. However, in the future the Company may consider strategic alliances with other companies that might provide additional products that would be sold by the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

     The following table sets forth the directors and executive officers of the Company, their ages, and all positions held with the Company.

Name                       Age     Positions
- ---------------------------------------------------------------

Giovanni Iachelli          53      President, Director
Alex Martyniak             36      Director
Piero Dante Guglielmi      35      Secretary

     Mr. Giovanni Iachelli has been the President and Director of the Company since January 1st 2000. Mr. Iachelli is a civil engineer and has been involved in huge construction contracts in the Middle East and telecommunications both in Europe and North America. From 1998-1999, he was the Merger and Acquisition Manager, Italian Market for Primus Telecom Corp UK, in London. From 1995 to 1998, he was President of North American Telephone Company in Vancouver. Mr. Iachelli held the position of Development Manager for Italian Market for UGN, Inc. in Carlson, CA from 1990 to 1995. From 1980 to 1990, he was Vice President of Export & Marketing in the Food & Wine sector of EAGLE sas in Vancouver.

     Mr. Alex Martyniak

Mr. Martyniak attended the University of Mining and Metallurgy in Kracow, Poland, from 1984 until 1987. He atttended the British Columbia Institue of Technology from 1992 until 1993. He received a diploma in International Business from Langara College in Vancouver, British Columbia in 1998. Between 1984 and 1990, he was involved in various businesses in Poland and Itlay, iincluding Fiat, Fenici Import Export Company and Stecaro. Between 1990 and the present he has been involved in various businesses in Vancouver, British Columbia, including Industry Canada and the Italian Chamber of Commerce, acting for the latter as Commercial Attache.

     Mr. Piero Dante Guglielmi

Mr. Guglielmi received training in international marketing from Simon Fraser University in Vancouver, British Columbia. Between 1989 and 1996, he was in charge of research and development corporate filing for North American Fire Guardian Technology, Inc. From 1996 until the present, he has been in charge of technical marketing and a director of North American Fire Guardian Technology, Inc.

     Currently there are no agreements or understanding for any officer or director to resign at the request of another person and that none of the officers or directors are acting on behalf of or will act at the direction of any other person.

ITEM 6. EXECUTIVE COMPENSATION

     There has been no executive compensation in any form to date with the exception of the issuance of 25,000 shares to Giovanni Iachelli for services rendered to date. It is anticipated that the officers and directors will receive compensation as sales of equipment are completed, including salaries and stock compensation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no material transactions in the past two years or proposed transactions to which the Company has been or is proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities (of which there are none) is involved.

     The Company has no promoters other than its officers and directors. There have been no transactions which have benefited or will benefit its officers and directors either directly or indirectly, except for the issuance of stock to Giovanni Iachelli for services rendered.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

     The Company has 50,000,000 authorized shares of Common
Stock, $.001 par value per share, of which 4,046,000 shares were issued and outstanding as of November 11, 2000, and 24,000,000 shares of Preferred Stock, of which none have been issued. Holders of the Common Stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of shareholders. Holders of the Common Stock are not entitled to cumulative voting. The Common Stock has no redemption, preemptive or sinking fund rights.

     To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. There are no provisions in the Company's articles of incorporation or by-laws that prevent or restrict the payment of dividends. Dividend payments, if any, would be subject to the provisions of the Nevada Revised Statutes as well.

                             PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company is voluntarily filing this Registration
Statement on Form 10-SB to obtain listing on the OTC Bulletin
Board, which requires all listed companies to be registered with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 and to be current in its required filings once so registered.

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange, that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder. There are presently 4,021,000 shares of common stock which were issued as follows: 100,000 shares of common stock for cash subject to Rule
144 in December 1998; 100,000 issued pursuant to Regulation D,
Rule 504 on March 1999, 3,800,000 following a 20 for 1 forward split in October of 1999, and further the following stock was issued pursuant to Rule 144 by private placements in November of 1999 1,000 shares and in December of 1999 20,000 shares. The Company issued 25,000 shares of stock to Giovanni Iachelli on November 1, 2000, for services rendered.

STOCKHOLDERS

     The are 51 shareholders of record for the Company's common stock.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. The Company's sole officer and director is not an adverse party to the Company nor does he have a material interest adverse to the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
        ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in accountants or disagreements on accounting and financial disclosure matters.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In December of 1998, the Company issued 100,000 shares of Common Stock for cash proceeds of $100 in a private transaction, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

     In February of 1999, the Company issued 100,000 shares of Common Stock for cash proceeds of $10,000 pursuant to Regulation
D, Rule 504.

     In October of 1999 the Company approved a forward stock split of 20 shares for each existing share, creating 3,800,000 common shares.

     In November of 1999, the Company issued 1,000 shares of Common Stock for cash proceeds of $1,000 in a private transaction, pursuant to an exemption from registration under
Section 4(2) of the Securities Act of 1933.

     In December of 1999, the Company issued 20,000 shares of Common Stock for cash proceeds of $20,000 in a private transaction, pursuant to an exemption from registration under
Section 4(2) of the Securities Act of 1933.

     Except for the Regulation D, Rule 504 offering in February of 1999, all of the above issuance of securities were issued in reliance on Section 4(2) of the Securities Act of 1933, which provides an exemption from registration for transactions not involving any public offering.

ITEM 5.  INDEMNIFICATION 0F DIRECTORS AND OFFICERS

     The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Nevada law. The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

     In addition, the Company's Articles provide that the Company's directors will not be personally liable to the Company or any of its stockholders for damages for breach of the director's fiduciary duty as a director or officer involving any act or omission of any such director or officer. Each director will continue to be subject to liability for breach of the director's fiduciary duties to the Company for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Nevada corporate law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws.

                            PART F/S

Financial Statements
- --------------------

The following financial statements,as required in this Part F/S of this Form 10-SB, are attached as Exhibit 99.15 hereto.

1.  Audited Financial Statements for the year ended
    December 31, 1999
2.  Audited Financial Statements for the year ended
    December 31, 1998.

3.  Interim Financial Statements for the period ended
     March 31, 2000

4.  Interim Financial Statements for the period ended
     June 30, 2000

5.  Interim Financial Statements for the period ended
     September 30, 2000

                           PART III

ITEMS 1 AND 2.   INDEX TO EXHIBITS AND DESCRIPTION

Exhibit
Number    Description
- -------   -----------------------------------------------------
3.0       Articles of Incorporation
3.1       Amended Articles of Incorporation
3.2       By-Laws
27.0      Financial Data Schedule


                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Prime Equipment, Inc.,
                            (Registrant)

Date: November 17, 2000       /s/ Piero Dante Guglielmi
                                               Piero Dante Guglielmi
                                               Secretary and
                                               authorized officer